Exhibit n.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Solar Senior Capital Ltd.:

We consent to the use of our report dated February 22, 2018, with respect to the consolidated statements of assets and liabilities of First Lien Loan Program LLC, including the consolidated schedules of investments, as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in net assets, and cash flows for the years ended December 31, 2017 and 2016, and for the period February 13, 2015 (commencement of operations) through December 31, 2015, and the related notes (collectively, the consolidated financial statements), incorporated herein by reference in the prospectus.

(signed) KPMG LLP

New York, New York

May 24, 2018